UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated March 10, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: March 10, 2015

Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Tony Gou	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-8888	Phone: +1-310-528-3031
Email: gouyifei@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

FOR IMMEDIATE RELEASE

Acorn International Announces Judgment of the Cayman Islands Court in Relation to

Petition and Cross Petition

SHANGHAI, China, March 10, 2015 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced that on March 6, 2015, the Grand Court of the Cayman Islands (the “Cayman Islands Court”) issued its judgment in relation to the previously announced petitions filed with the Cayman Islands Court by (i) Acorn Composite Corporation (a shareholder of the Company controlled by Mr. Robert W. Roche, a director of the Company) on September 29, 2014 (the “Petition”), and (ii) D. Y. Capital, a shareholder of the Company controlled by Mr. Don Dongjie Yang, the Company’s CEO and the chairman of its board of directors, and SB Asia Investment Fund II L.P., a shareholder of the Company controlled by Andrew Y. Yan, a director of the Company, on the other hand, on November 11, 2014 (the “Cross Petition”).

As previously disclosed in the Company’s filings with the U.S. Securities and Exchange Commission, each of the Petition and Cross Petition sought to have the Cayman Islands Court make a winding-up order against the Company or, alternatively, for the Cayman Islands Court to exercise its jurisdiction under section 95(3) of the Cayman Islands Companies Law (2013 Revision) to make an order for the alternative relief specified in the Petition or Cross Petition, as the case may be. At the direction of the Cayman Islands Court, the Petition and Cross Petition were adjudicated as inter partes proceedings between Acorn Composite Corporation, on the one hand, and D. Y. Capital and SB Asia Investment Fund II L.P., on the other hand, with the Company treated as the subject-matter of the Petition and Cross Petition but neutral as to direction and outcome.

Following a hearing of the Petition and Cross Petition in early January 2015, the Cayman Islands Court dismissed the Cross Petition and granted Acorn Composite Corporation certain of the alternative remedies it sought in the Petition, including directing that an EGM be convened for the purposes of considering and, if thought fit, passing:

a.	ordinary resolutions to remove Mr. Yang, Mr. Charlie Ban, Mr. Steve Xiaodi Sun and Mr. Liang Lu as directors of the Company,

b.	ordinary resolutions to appoint Mr. David Leung, Mr. Cosimo Borrelli and Mr. David Naphtali as directors, and

c.	a special resolution to amend the Company’s articles of association to allow shareholders who together hold not less than 30% of the issued shares to convene an extraordinary meeting unilaterally.

The manner in which the EGM will be convened and conducted, including the time and place of the meeting and the identity of the persons who will act as chairman and secretary of the meeting, will be determined by the Cayman Islands Court at a later date.

In addition, the Cayman Islands Court ruled that the Company must refrain from pursuing the share issuance proposal that was opposed by Acorn Composite Corporation in its Petition.

Cautionary Statement concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the time, place and agenda of the EGM, changes resulting from any settlement or agreement among the parties to the Petition and Cross-Petition prior to or following the date that the final order is issued by the Cayman Islands Court, the granting of an application for a stay of the order by the Cayman Islands Court pending appeal or the result of any final adjudication of the matter upon appeal. Acorn does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating TV direct sales businesses, other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include outbound telemarketing centers, e-commerce websites, and catalogs. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

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